EIGER ANNOUNCES CLOSE OF PRIVATE PLACEMENT

Toronto, May 14, 2007 - Eiger Technology (TSX: AXA, OTCBB: ETIFF) ("Eiger") is pleased to announce that it has closed a private placement in its securities at a price of $0.15 per unit (the "Units") as announced in a press release dated April 18, 2007 for total proceeds of $535,500. A total of 3,570,000 Units were issued, with insiders of the company purchasing a total of 665,000 Units.

Each Unit is comprised of one share and three share purchase warrants (the "Warrants"). The Warrants are each convertible to one common share upon exercise. The shares and warrants comprising the private placement carry a hold period until September 4, 2007. If the Warrants are fully exercised, Eiger will receive an additional $5,355,000.

“I am encouraged by the interest from investors that led to the oversubscription of this private placement,” commented John Simmonds, CEO of Eiger. “The closing of this small financing represents a step forward in repositioning the company for future growth” added Mr. Simmonds. “We are evaluating a number of potential opportunities that we believe will lay the groundwork for a new strategic direction for the company.”

Eiger Technology, Inc., headquartered in Toronto, Ontario is a publicly traded company listed on the Toronto Stock Exchange. For more information please call (416) 216-8659 or refer to www.sedar.com.

The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forwardlooking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.

For more information contact:
Jason Moretto, Chief Financial Officer, Eiger Technology, Inc., Telephone: (416) 216-8659, Ext. 302 jmoretto@eigertechnology.com